As discussed with Mr. Colbert by telephone on December 14, 2010, please find attached to this Correspondence submission a PDF redline showing proposed changes to the F-4 filed by Anheuser-Busch InBev SA/NV on October 12, 2010 in response to the comment received in the Staff’s letter dated December 10, 2010.

As discussed, the changes shown in the attached reflect only the proposed changes in response to the Staff’s comment. A future F-4/A filing would require other changes to bring it up to date.

For ease of reference, the complete body of the F-4 is attached. Changes only appear on the prospectus cover page; pages 4 & 5 of the summary; and pages 1, 8, 9 and 15 of the body.

Best,

John Horsfield-Bradbury

T: +44 20 7959 8491

F: +44 20 7959 8950